July 11, 2007

Mail Stop 4561

<u>Via U.S. Mail and Fax (720) 283-2451</u>
Mr. Christopher D. Genry
Chief Financial Officer
United Dominion Realty Trust, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

      RE: **United Dominion Realty Trust, Inc.**
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 7, 2006
             File No. 1-10524

Dear Mr. Genry:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Daniel L. Gordon
                     Branch Chief